UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

Building C, No. 5A Rong Chang East Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100176

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This current report on Form 6-K/A of China TechFaith Wireless Communication Technology Limited (the “Company”) is being furnished solely to correct typographical errors contained in the Exhibit 99.1 attached to the Form 6-K originally filed on March 13, 2014 (“Original Form 6-K”).

Attached hereto as Exhibit 99.1 is an amended and restated copy of the Company’s press release regarding its fourth quarter and full year 2013 financial results. This Exhibit 99.1 replaces in its entirety the Exhibit 99.1 attached to the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: March 21, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Techfaith’s fourth quarter and full year 2013 financial results